UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Symbotic Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87151X101
(CUSIP Number)

Gordon Y. Allison Senior Vice President and Chief Counsel, Finance and Corporate Governance Walmart Inc. 702 Southwest 8th Street Bentonville, AR 72716 (479) 273-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87151X101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Walmart Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

58,756,942(1)

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

58,756,942(1)

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,756,942(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

CUSIP NO. 87151X101	SCHEDULE 13D

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2%(2)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

1	Includes (i) 15,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) owned by the Reporting Person and (ii) 43,756,942 shares of Class A Common Stock that may be acquired by the Reporting Person upon the exchange of 43,756,942 common units (“OpCo Units”) in Symbotic Holdings LLC, a wholly-owned subsidiary of the Issuer. Incident to its ownership of OpCo Units, the Reporting Person also owns 43,756,942 shares of the Issuer’s Class V-1 common stock, par value $0.0001 (“Class V-1 Common Stock”), which carry one vote per share but confer no economic interest in the Issuer. Upon an exchange of OpCo Units for Class A Common Stock, an equal number of shares Class V-1 Common Stock would be cancelled.
2
The percentage used herein and in the rest of this Schedule 13D is calculated based upon 50,664,146 shares of the Issuer’s Class A Common Stock outstanding as of June 7, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2022, and after giving effect to the exchange of all 43,756,942 OpCo Units held by the Reporting Person into an equal number of shares of Class A Common Stock. On a fully diluted basis (including all of the outstanding shares of the Issuer’s Class A Common Stock, the 60,844,573 outstanding shares of Class V-1 Common Stock and the 416,933,025 outstanding shares of the Issuer’s Class V-3 common stock, par value $0.0001 per share (“Class V-3 Common Stock”)), the Reporting Person beneficially owns approximately 11.1% of the Issuer’s total common stock outstanding, and approximately 4.3% of the aggregate voting power of the Issuer’s securities.

CUSIP NO. 87151X101	SCHEDULE 13D

Item 1. Security and Issuer
This statement on Schedule 13D relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Symbotic Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Research Drive, Wilmington, Massachusetts, 01887.
Item 2.  Identity and Background.
This Schedule 13D is being filed by Walmart Inc. (the “Reporting Person”). The principal business address of the Reporting Person is 702 Southwest 8th Street, Bentonville, AR 72716. The principal business of the Reporting Person is the global operation of retail, wholesale and other stores, as well as eCommerce, throughout the U.S., Africa, Canada, Central America, Chile, China, India and Mexico. The Reporting Person is a corporation organized under the laws of the State of Delaware.

Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the “Related Parties”) and their respective principal occupation, address and citizenship.

During the last five years, the Reporting Person has not, and, to the Reporting Person’s knowledge, none of the Related Parties has, (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has had a commercial relationship with Warehouse Technologies LLC (“Warehouse”), the entity with which the Issuer completed a business combination as described below, and its affiliates since 2015. The Reporting Person is party to a Master Automation Agreement with Warehouse (as amended and restated, the “MAA”), which was entered into in 2017, amended and restated in 2019, amended again in 2021, and amended and restated in 2022.

In connection with its commercial relationship with Warehouse, and prior to the transactions described below, the Reporting Person has over time entered into various agreements with Warehouse pursuant to which the Reporting Person received warrants to purchase units of Warehouse, with the exercisability of such warrants contingent on the satisfaction of certain commercial conditions.

CUSIP NO. 87151X101	SCHEDULE 13D

On December 12, 2021, the Reporting Person entered into an Investment and Subscription Agreement (the “Investment and Subscription Agreement”) with Warehouse. Pursuant to such agreement, and in connection with the amendment and restatement of the MAA on May 20, 2022, the Reporting Person exercised its warrants to purchase 267,281 units of Warehouse, or 3.7% of the total outstanding units of Warehouse as calculated following the exercise of the warrant and issuance of units thereunder, at an aggregate purchase price of $103,980,327, which the Reporting Person funded with working capital. Warehouse also issued to the Reporting Person a new warrant to purchase 258,972 units of Warehouse, or 3.5% of the total outstanding units of Warehouse as calculated on a pro forma basis at the time of the issuance of the warrant, subject to customary adjustments, at an exercise price of $614.34 per unit.

On December 12, 2021, Warehouse and Symbotic Holdings LLC (“Symbotic Holdings”), a wholly-owned subsidiary of Warehouse, entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SVF Investment Corp. 3 (“SVF 3”) and Saturn Acquisition (DE) Corp (“Merger Sub”), a wholly owned subsidiary of SVF 3. Pursuant to the Merger Agreement, on June 7, 2022, as described in more detail in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 13, 2022, (i) Warehouse merged with and into Symbotic Holdings (the “Company Reorganization”), with Symbotic Holdings surviving the merger (“Interim Symbotic”) and (ii) immediately thereafter, Merger Sub merged with and into Interim Symbotic (the “Merger”), with Interim Symbotic surviving the merger as a subsidiary of the Issuer (“OpCo”). Simultaneously with the Business Combination, SVF 3 changed its corporate name to “Symbotic Inc.” (as referred to herein as the “Issuer”). In addition, at the effective time of the Merger, OpCo entered into its Second Amended and Restated Limited Liability Company Agreement (the “Second A&R LLC Agreement”), which, among other things, provided that the Issuer is the managing member of OpCo in an “Up-C” structure.

Pursuant to the Merger Agreement, in the Company Reorganization, the Reporting Person’s 714,022 units of Warehouse were converted into the right to receive 43,756,942 common units of Interim Symbotic, and in the Merger, such units of Interim Symbotic were converted into the right to receive 43,756,942 common units of OpCo (“OpCo Units”) and an equal number of shares of the Issuer’s Class V-1 common stock, par value $0.0001 per share (“Class V-1 Common Stock”) as well as the contingent right to receive certain earnout interests, as set forth in the Merger Agreement. Holders of OpCo Units have the right to cause OpCo to redeem all or a portion of their OpCo Units, which may be settled for, at the Issuer’s election, (i) one share of Class A Common Stock of the Issuer, subject to conversion rate adjustments for stock splits, stock dividends and reclassification, or (ii) an equivalent amount of cash. Upon any such redemption, a number of the holder’s shares of Class V-1 Common Stock equal to the

CUSIP NO. 87151X101	SCHEDULE 13D

number of OpCo Units redeemed would be canceled. The Reporting Person is also entitled to receive additional future consideration with respect to the Merger in the form of amounts payable under the Tax Receivable Agreement as described in Item 4 below.

In addition, on December 12, 2021, the Reporting Person entered into a Subscription Agreement (the “PIPE Subscription Agreement”) with SVF 3 and Symbotic Holdings, pursuant to which the Reporting Person subscribed for an aggregate amount of 15,000,000 shares of Class A Common Stock of the Issuer at a purchase price of $10.00 per share (the “PIPE Investment”). The settlement of the PIPE Investment occurred on June 7, 2022, immediately prior to the closing of the Merger. The source of the consideration paid by the Reporting Person for the shares of Common Stock purchased in the PIPE Investment was working capital.

In addition, in connection with the Company Reorganization and the Merger, the Reporting Person’s outstanding warrant to purchase 258,972 units of Warehouse was canceled and exchanged for a warrant (the “Warrant”), which allows the Reporting Person to acquire 15,870,411 OpCo Units (subject to dilution and customary adjustments) upon satisfaction of certain vesting conditions, at an exercise price of $10.00 per OpCo Unit.

Item 4. Purpose of Transaction
The material in Item 3 is incorporated by reference herein.

Board Observer Right

    Pursuant to the Investment and Subscription Agreement and as a result of the warrant exercise, subject to the Reporting Person continuing to hold, after the closing of the Merger, 42,902,037 shares of Class A Common Stock or equity interests convertible or exchangeable into shares of Class A Common Stock (which number shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like change or transaction with respect), the Reporting Person will have the right to designate a Walmart employee of a certain seniority level to attend all meetings of the Issuer’s Board of Directors in a nonvoting observer capacity, except in certain circumstances, including where such observer’s attendance may be inconsistent with the directors’ fiduciary duties to the Issuer or where such meetings may involve attorney-client privileged information, a conflict of interest between the Issuer and the Reporting Person or information that the Issuer determines is competitively or commercially sensitive.

Standstill

Additionally, pursuant to the Investment and Subscription Agreement and subject to certain exceptions described therein, the Reporting Person is subject to a standstill agreement that limits its ability to pursue certain transactions with respect to the Issuer, including to:

CUSIP NO. 87151X101	SCHEDULE 13D

(i)acquire additional voting securities of the Issuer (or derivatives thereof);

(ii)deposit any voting securities of the Issuer into a voting trust or voting arrangement or agreement;

(iii)initiate or propose any merger, consolidation, business combination, tender or exchange offer, purchase of the Issuer’s assets or businesses or similar transaction, or any recapitalization, restructuring, liquidation or other extraordinary transaction;

(iv)directly or indirectly, encourage or support a tender, exchange or other offer or proposal by any other Person in respect of the Issuer’s assets or businesses;

(v)initiate, propose or in any way participate in, directly or indirectly, any stockholder proposal or make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of the Issuer, or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to any voting securities of the Issuer;

(vi)form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Issuer, or any of the foregoing activities;

(vii)call or seek to call any special meeting of stockholders of the Issuer;

(viii)propose, or agree to, or enter into any discussions, negotiations or arrangements with, or provide any confidential information to, any third party with respect to any of the foregoing; or

(ix)assist, advise or encourage any Person with respect to, or seek to do, any of the foregoing.

The foregoing standstill restrictions will be in effect until the earlier of (i) December 12, 2025 and (ii) the later of (a) the date on which the Reporting Person owns less than 5% of the fully diluted equity interests of the Issuer and (b) the date that is six months after the Reporting Person no longer has the board observer rights described above.

Lock-Up

CUSIP NO. 87151X101	SCHEDULE 13D

Pursuant to the Investment and Subscription Agreement, the Reporting Person also agreed not to transfer (except to an affiliated entity), without the consent of the Issuer, any equity securities in the Issuer that are beneficially owned by the Reporting Person until the earlier of (a) 180 days after the date of the Merger closing and (b) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of publicly traded common stock for cash, securities or other property.

Change of Control Notice Rights and Exclusivity

    Pursuant to the MAA, during the Build Out Phase (as defined in the MAA) the Issuer has agreed to provide the Reporting Person with written notice in the event that the Issuer, or, to the knowledge of certain key employees of the Issuer, Richard B. Cohen or any member of the Cohen Group (as defined in the MAA) (i) determines to explore strategic alternatives that would reasonably be expected to result in a Substantial Sale of Interests or a Change of Control of the Issuer (each as defined in the MAA), or (ii) receives a bona fide written offer or proposal from a third party for a Change of Control or Substantial Sale of Interests. The Reporting Person has also entered into a Side Letter Agreement (the “Side Letter”) with Richard B. Cohen, pursuant to which Mr. Cohen has also agreed to directly provide notice to the Reporting Person in the case of either of the events listed in (i) and (ii) above.

    In addition, under the MAA and the Side Letter, during the Build Out Phase, to the extent not in conflict with or breach or violation of applicable law (including fiduciary duties), without having provided a certain period of prior notice to the Reporting Person, none of the Issuer, Mr. Cohen or the Cohen Group will (x) enter into a definitive agreement that would reasonably be expected by the Issuer or Mr. Cohen, as applicable, to result in a Substantial Sale of Interests or a Change of Control of the Issuer or (y) otherwise limit its, his or their ability (including through imposition of a break-up fee) to pursue a Substantial Sale of Interests by the Issuer, Cohen or any member of the Cohen Group to the Reporting Person or a Change of Control of the Issuer with the Reporting Person during such period.

Under the Side Letter, during the Build Out Phase, if Cohen or any other member of the Cohen Group, or to the actual knowledge of Cohen, any other current or future owner of Interests, begins a process to explore strategic alternatives that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of the Issuer, then Cohen will, in good faith and to the extent not in conflict with or breach or violation of applicable Law (including fiduciary duties), allow Walmart to participate therein on substantially similar terms and conditions applicable to all other third party participants in such process, including with respect to the application of the criteria of inclusion or exclusion in such process. Similarly, under the MAA, during the Build Out Phase, the Issuer has made a corresponding agreement to allow the Reporting Person to participate in a similar process related to the Issuer as described above.

CUSIP NO. 87151X101	SCHEDULE 13D

    The MAA and Side Letter also provide that during the Build Out Phase, the Issuer and Mr. Cohen will provide the Reporting Person notice of the consummation of a Change of Control of the Issuer or any Substantial Sale of Interests by Cohen or any member of the Cohen group within four business days thereof (with the issuance of a press release or filing of a Form 8-K or Schedule 13D satisfying the notice obligation).

Registration Rights Agreement

On June 7, 2022, in connection with the completion of the Merger and as contemplated by the Merger Agreement, the Issuer, SVF Sponsor III (DE) LLC (the “Sponsor”), the Reporting Person, certain legacy directors of the Issuer, and certain directors, officers and stockholders of the Issuer (collectively, the “Registration Rights Holders”) entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a shelf registration statement with respect to the Registrable Securities (as defined in the Registration Rights Agreement) held by the Registration Rights Holders within 45 days of the date of the Registration Rights Agreement. Up to three times in any 12-month period, certain of the Registration Rights Holders may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $25,000,000. The Registration Rights Agreement also provides for customary “demand” and “piggyback” registration rights. The Registration Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the equityholders party thereto against certain liabilities.

Further, the Reporting Person, along with certain other equityholders of the Issuer, agrees that it will not transfer any OpCo Units (or shares of Class A Common Stock received in exchange therefor) for 180 days after the closing date of the Merger, subject in each case to exceptions set out in the Registration Rights Agreement. Notwithstanding this provision, the equityholders of the Issuer and their respective permitted transferees may make transfers during the lock-up period: (i) to the Issuer’s or Symbotic Holdings’ officers or directors, any affiliate or family member of any of the Issuer’s Symbotic Holdings’ officers or directors; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) if otherwise permitted under the Second A&R LLC Agreement; provided, however, that in the case of clauses (i) through (v), any such permitted transferees must enter into a written agreement agreeing to be bound by the foregoing transfer restrictions.

Tax Receivable Agreement

CUSIP NO. 87151X101	SCHEDULE 13D

On June 7, 2022, in connection with the completion of the Merger and as contemplated by the Merger Agreement, the Issuer, OpCo and each of the members of OpCo (the “TRA Holders”), including the Reporting Person, entered into that certain Tax Receivable Agreement (the “Tax Receivable Agreement”).

Pursuant to the Tax Receivable Agreement, the Issuer will generally be required to pay the TRA Holders 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Issuer actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of OpCo that is allocable to the relevant OpCo Units, (ii) any step-up in tax basis in OpCo’s assets resulting from (a) certain purchases of OpCo Units, (b) future exchanges of OpCo Units for cash or shares of Class A Common Stock, (c) certain distributions (if any) by Symbotic Holdings and (d) payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by the Issuer as a result of payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) the Issuer experiences certain changes of control (as described in the Tax Receivable Agreement) or (iii) the Issuer breaches any of the Issuer’s material obligations under the Tax Receivable Agreement, the Issuer’s obligations under the Tax Receivable Agreement may accelerate and it could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Issuer’s future taxable income.

Payments under the Tax Receivable Agreement will generally be made pro rata among all TRA Holders entitled to payments on an annual basis to the extent the Issuer has sufficient taxable income to utilize the increased depreciation and amortization deductions. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared, which typically occurs within 90 days after the end of the applicable calendar year. The Issuer expects to make payments under the Tax Receivable Agreement, to the extent they are required, within 125 days after its federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.

CUSIP NO. 87151X101	SCHEDULE 13D

General
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review such investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; the Issuer’s commercial relationship with the Reporting Person; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Subject to the terms of the Investment and Subscription Agreement, the Registration Rights Agreement and applicable law, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b):

The information set forth on the cover page of this Schedule 13D is incorporated herein. The amount of the Issuer’s equity securities reported as being beneficially owned by the Reporting Person on the cover page does not include the 15,870,411 OpCo Units underlying the Warrant, as such Warrant has not vested and is not currently exercisable.

Item 5(c):
The information in Items 3 and 4 is incorporated herein. Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

Item 5(d):

       None.

Item 5(e):

CUSIP NO. 87151X101	SCHEDULE 13D

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Items 3 and 4 above summarize certain provisions of agreements between the Issuer and the Reporting Person, including the MAA, the Investment and Subscription Agreement, the PIPE Subscription Agreement, the Warrant, the Side Letter, the Registration Rights Agreement and the Tax Receivable Agreement, and such summaries are incorporated herein by reference. The summaries of each such agreement are qualified in their entireties by the text of the applicable agreements, copies of which are attached as exhibits hereto and are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

CUSIP NO. 87151X101	SCHEDULE 13D

Exhibit	Description of Exhibit

99.1
Second Amended and Restated Master Automation Agreement, dated as of May 20, 2022 among Walmart Inc., Symbotic LLC and Warehouse Technologies LLC (incorporated herein by reference to Exhibit 10.32 of SVF Investment Corp. 3’s post-effective Amendment No. 1 to Form S-4 Registration Statement, filed with the SEC on May 23, 2022).

99.2
Investment and Subscription Agreement, dated as of December 12, 2021, by and between Warehouse Technologies LLC and Walmart Inc. (incorporated herein by reference to Exhibit 10.33 of SVF Investment Corp. 3’s post-effective Amendment No. 1 to Form S-4 Registration Statement, filed with the SEC on May 23, 2022).

99.3
Form of Subscription Agreement, dated December 12, 2021, by and among SVF Investment Corp. 3 and Walmart Inc. (incorporated herein by reference to Exhibit 10.15 of SVF Investment Corp. 3’s post-effective Amendment No. 1 to Form S-4 Registration Statement, filed with the SEC on May 23, 2022).

99.4
Warrant to Purchase Common Units, dated as of June 7, 2022, between Symbotic Holdings LLC and Walmart Inc. (incorporated by reference to Exhibit 4.1 to Symbotic Inc.’s Current Report on Form 8-K, filed with the SEC on June 13, 2022).

99.5*++	Side Letter Agreement between Walmart Inc. and Richard B. Cohen, dated December 12, 2021
99.6
Amended and Restated Registration Rights Agreement, dated as of June 7, 2022, by and among Symbotic Inc., SVF Sponsor III (DE) LLC, certain legacy directors of SVF Investment Corp. 3, Walmart Inc. and certain directors, officers and stockholders of Symbotic Inc. (incorporated by reference to Exhibit 10.1 to Symbotic Inc.’s Current Report on Form 8-K, filed with the SEC on June 13, 2022).

99.7
Tax Receivable Agreement, dated as of June 7, 2022, by and among Symbotic Inc., Symbotic Holdings LLC and certain members of Symbotic Holdings LLC (incorporated by reference to Exhibit 10.2 to Symbotic Inc.’s Current Report on Form 8-K filed with the SEC on June 13, 2022).

 * Filed herewith

++ Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2022

WALMART INC.

By:	/s/ Gordon Y. Allison
Name:	Gordon Y. Allison
Title:	Senior Vice President and Chief Counsel, Finance and Corporate Governance

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Walmart Inc. are set forth below. The business address of each individual is c/o Walmart Inc., 702 Southwest 8th Street, Bentonville, AR 72716.

Name of Executive Officer	Principal Occupation or Employment	Citizenship
Daniel J. Bartlett	Executive Vice President, Corporate Affairs	United States
John David Rainey	Executive Vice President and Chief Financial Officer	United States
Rachel Brand	Executive Vice President, Global Governance, Chief Legal Officer and Corporate Secretary	United States
David M. Chojnowski	Senior Vice President and Controller	United States
John Furner	Executive Vice President, President and Chief Executive Officer, Walmart U.S.	United States
Suresh Kumar	Executive Vice President, Global Chief Technology Officer and Chief Development Officer	United States
Judith McKenna	Executive Vice President, President and Chief Executive Officer, Walmart International	United Kingdom
Kathryn McLay	Executive Vice President, President and Chief Executive Officer, Sam's Club	Australia
C. Douglas McMillon	President and Chief Executive Officer (also a Director)	United States
Donna Morris	Executive Vice President, Global People, and Chief People Officer	United States

Name of Director	Principal Occupation or Employment	Citizenship
Cesar Conde	Chairman of NBCUniversal News Group	United States
Tim Flynn	Retired Chairman and CEO, KPMG	United States
Sarah Friar	CEO, President, and Chairperson of the Board of Nextdoor Holdings, Inc.	United States
Carla Harris	Senior Client Advisor, Morgan Stanley	United States
Tom Horton	Partner, Global Infrastructure Partners; and retired Chairman, American Airlines	United States
Marissa Mayer	Co-founder and CEO, Sunshine Products, Inc.	United States
Greg Penner	General Partner, Madrone Capital Partners (Chairman of the Board of Walmart)	United States
Randall Stephenson	Retired Executive Chair and CEO, AT&T	United States
Rob Walton	Retired Chairman, Walmart	United States
Steuart Walton	Founder and Chair, RZC Investments	United States